Form 10-K, Exhibit 13
CONSOLIDATED TOMOKA LAND CO
filed 1995-03-30
CIK 23795

                                  EXHIBIT 13

                                ANNUAL REPORT

                                                  CONSOLIDATED - TOMOKA LAND CO.
------------------------------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS                                                          OFFICERS

JOHN C. ADAMS, JR. (2)                                                      DAVID D. PETERSON
Chairman of the Board of Hilb, Rogal and                                    Chairman of the Board
Hamilton Company of Daytona Beach, Inc.
(an insurance agency); Executive Vice                                       BOB D. ALLEN
President and Chief Operating Officer                                       President and Chief
of Hilb, Rogal and Hamilton Company                                         Executive Officer

BOB D. ALLEN (1)                                                            BRUCE W. TEETERS
President and Chief Executive                                               Senior Vice President - Finance
Officer of the Company                                                      and Treasurer

JACK H. CHAMBERS (3)                                                        ROBERT F. APGAR
Of Counsel to law firm of                                                   Vice President - General Counsel
Foley & Lardner
                                                                            JOSEPH BENEDICT III
JAMES P. GORTER                                                             Vice President - Government
Chairman of the Board of                                                    Relations
Baker Fentress & Company;
limited partner of Goldman,                                                 PATRICIA LAGONI
Sachs & Co.                                                                 Vice President - Administration
                                                                            and Corporate Secretary
WILLIAM O. E. HENRY (3)
Practicing attorney and partner                                             HUGH J. VELEY
in law firm of Holland & Knight,                                            Vice President - Citrus
counsel for the Company
                                                                            EMILY J. SOTTILE
ROBERT F. LLOYD (2)                                                         Assistant Secretary and
Chariman of the Board and                                                   Assistant Treasurer
Chief Executive Officer of
Lloyd Buck - Cadillac Inc.                                                  LINDA CRISP
                                                                            Assistant Secretary
JOHN H. PACE, JR (3)
Chairman of Cardinal Investment                                             GARY MOOTHART
Company (investor in securities                                             Controller
and real estate)
                                                                            INDIGO DEVELOPMENT INC.
DAVID D. PETERSON (1)                                                       WILLIAM H. MCMUNN
Chairman of the Board of the Company;                                       President
President and Chief Executive Officer
of Baker, Fentress & Company                                                (1)  Member of the Executive Committee
                                                                            (2)  Member of the Compensation and
BRUCE W. TEETERS                                                                 Stock Option Committee
Senior Vice President - Finance                                             (3)  Member of the Audit Committee
and Treasurer of the Company

----------------------------------------------------------                  -------------------------------------------------------
COUNSEL                                                                     AUDITORS

Holland & Knight                                                            Arthur Andersen LLP
Post Office Box 1526                                                        101 East Kennedy Boulevard
Orlando, Florida  32802-1526                                                Tampa, Florida  33602

REGISTRAR AND STOCK TRANSFER AGENT                                          MAILING ADDRESS

Mellon Securities Trust Company                                             Consolidated-Tomoka Land Co.
Four Station Square, Third Floor                                            Post Office Box 10809
Pittsburgh, PA  15219-1173                                                  Daytona Beach, Florida  32120-0809

                             TO OUR SHAREHOLDERS

     It is a pleasure to report that the Company achieved its highest level of operating earnings in recent history. Net income of $6.4 million or $1.01 per share was earned in 1994 compared to net income of $0.8 million or $.13 per share in the prior year.
     In addition to record earnings in 1994, the year was highlighted by the July sale of Indigo Lakes Resort in a cash transaction for its approximate book value. This event represented a major step toward the Company's goal of exiting all business segments except its citrus and land development operations and provided funds for a significant reduction in outstanding debt. Thus the resort's annual operating losses, ranging from $0.4 million to $1.7 million over the past five years, have been eliminated.
     Citrus operating results were well short of internal plans and normal expectations. The crop harvested January April produced less volume than expected. More recently, the unusually warm and wet September to December growing conditions caused fruit to mature early and with shorter than normal shelf life. Growers, therefore, expedited harvesting and overwhelmed the markets, which collapsed normal pricing. Little better than break-even results were disappointing although variable results should be expected from any commodity- based business. The Company's groves are in excellent condition and there are many reasons to be optimistic about the long-term profitability of the citrus fresh fruit business.
     Progress on the 4,500-acre Ladies Professional Golf Association ("LPGA") multi-use project included the official opening of the LPGA International golf course in July and the December sale of 60 acres for residential development around the golf course. The transaction includes options to purchase the remaining 246 residential acres surrounding this first of two championship courses. The I-95 highway interchange, which will provide greatly improved access to the project, will be partially usable in late April, when the course is host to the LPGA Sprint tournament, and fully operational by late summer.
     Three real estate transactions which generated $8.1 million in total revenue also were noteworthy: January sale of a 26-acre shopping center site in Ormond Beach to Wal-Mart; sale of a 273-acre manufactured housing site, also in Ormond Beach; and sale of undeveloped lake frontage in Highlands County. During 1994, approximately 600 total acres of vacant lands were sold at an average realized price of $21,000 per acre.
     During the year, dividends paid to shareholders increased to $.35 per share from $.30 per share in 1993, a 17% increase. Continuing the current dividend rate ($.20 per share) paid twice a year would produce a $.40 per share dividend in 1995, a 100% increase over the 1992 level.
     While much was accomplished in 1994, there are many remaining opportunities for improvement. Management is optimistic that its business strategy emphasis on citrus and land activities will lead to continuing operating improvement in 1995 and beyond.

/s/ Bob D. Allen
----------------
Bob D. Allen
President

                             SHAREHOLDERS' REPORT

LAND HOLDINGS

     Land holdings of the Company and its affiliates, all of which are located in Florida, include: approximately 27,100 acres in the Daytona Beach area of Volusia County; approximately 5,900 acres in Highlands County, near Lake Placid; shopping centers in Hernando and Marion Counties; commercial/retail sites in Volusia County; office buildings and rental properties in Volusia and Flagler Counties; and full or fractional subsurface oil, gas, and mineral interests in approximately 551,000 "surface acres" in 19 Florida counties. The conversion and subsequent utilization of these assets provides the base of the Company's operations.
     The holdings of approximately 27,100 acres in Volusia County include approximately 19,900 acres within the city limits of Daytona Beach, approximately 6,700 acres within the unincorporated area of Volusia County, and small acreages in the cities of Ormond Beach and Port Orange. Of the 19,900 acres inside the city limits of Daytona Beach, approximately 3,900 acres have received development approval by governmental agencies. The 3,900 acres plus approximately 500 acres owned by the City of Daytona Beach and 90 acres sold for development by others will be the site of a long-term, mixed-use development which will include the national headquarters of the Ladies Professional Golf Association along with two championship golf courses. The first golf course, a maintenance facility, and the first phase of a road to serve the LPGA community were completed in 1993. Construction of the final phase of the entrance road and the interim clubhouse were completed in 1994. Construction of the entrance signage and landscaping are underway, and construction of the second golf course is expected to begin in late 1995 or early 1996. A 60-acre parcel of land was sold to a residential developer in 1994, and construction of homes around the first golf course should begin in the spring of 1995. The acreage not currently being developed, including lands on which development approvals have been received, are involved in an active forestry operation. Except for a 22-acre parcel at the Interstate 95 and Taylor Road interchange in the Port Orange area south of Daytona Beach, the tract straddles Interstate 95 for 6 1/2 miles between U.S. 92 and State Road 40, with approximately 23,800 acres west and 3,300 east of the interstate.
     Subsidiaries of the Company are holders of the developed Volusia County properties and are involved in the development of additional lands zoned for residential, commercial, or industrial purposes.
     Previous holdings of the Company and its affiliates which were developed and sold include the Indigo Lakes Resort, lands in 7 residential communities, and approximately 260 acres of commercial and industrial sites.
     In Highlands County, located in south central Florida along U.S. Highway 27, the Company grows citrus on approximately 4,200 acres. These groves and most of the other Highlands County lands are near Lake Placid, Florida, which is about 75 miles east of Sarasota and 150 miles northwest of Miami. Rental properties in Highlands County have been disposed of; and the remaining lands, approximately 1,700 acres, are either in a subsidiary's inventory for sale or leased for grazing or other agricultural purposes. A large portion of these lands and much of the citrus acreage is located on or near lakes, suggesting potential future residential development. One lakefront parcel of 225 acres, including approximately 170 acres of citrus, was sold in 1994.
     The Company's oil, gas, and mineral interests, which are equivalent to full rights to 305,000 acres, were acquired by retaining subsurface rights when acreage was sold many years ago.

CITRUS

     Under the name "Lake Placid Groves," the Citrus Division of Consolidated-Tomoka Land Co. grows and packs fresh whole citrus fruit, primarily oranges, tangelos, and temples. The brand names "Lake Placid" and "Winding Waters" are used in marketing directly to wholesalers and retailers in the eastern half of the United States and Canada. Because fresh fruit usually commands higher prices, the operation emphasizes sales of fresh fruit packed in the Company's modern fresh fruit packing plant; however, the division also ships part of the harvest (not suitable for packing because of size, appearance, content deficiencies, or demand) to a cooperative, partially owned by the Company, in Lake Wales, Florida, where it is processed into juice and juice concentrate.
     All groves are situated in prime citrus-growing areas on the southern ridge of Highlands County, Florida; and much of the land is adjacent to the southeastern shore line of two large lakes, whose water temperatures provide some protection against freezing weather. The trees are in excellent condition. During 1994, a grove of approximately 170 acres on the east shore of Lake Placid was sold, primarily to recognize the value of lake frontage which is suitable for future residential development. The 1992-93 crop set a Company record of over 1,200,000 boxes of fruit. The Company crop for the 1993-94 season showed production of 905,000 boxes harvested; and the 1994-95 crop is expected to be approximately the same as 1993-94. Future production is expected to increase when the 1,600-acre grove planted during years 1989 through 1993 reaches full maturity.
     The average age of grove trees is about 19 years, well within the average 45-year productive life. The groves are well maintained and irrigated by a modern low-volume system. The citrus groves are mortgaged as collateral for a bank line of credit and term loan.
     The fresh fruit packing plant near Lake Placid, Florida, packs and sells both Company fruit and that of other growers. This process involves washing, grading, waxing, and packing into cartons or bags for direct shipment to customers who buy in truckload quantities. For each of the last ten seasons, the plant has been among the top ten largest Florida packers of fresh oranges. The facility is within a seven-mile radius of all its grove sources, providing a significant transportation cost advantage.
     The cooperative to which a portion of the crop is sent is owned by the Company and eleven other growers. It markets and processes under several brand names, including Donald Duck, Blue Bird, and Florida's Natural. The division shares in the net proceeds from the processed products (juice, juice concentrate, and by-products) according to the amount and content of fruit delivered to the plant.

CONFERENCE CENTER AND RESORT

     During 1994, the Company sold its resort operation known as the Indigo Lakes Holiday Inn Crowne Plaza Resort. The Resort had been under a management contract with Sandcastle Resorts since August 17, 1990. A group associated with Sandcastle Resorts formed a partnership named Indigo Lakes Resort, Ltd. and purchased the 145-unit inn, 8 separate buildings housing 64 condominium-style units, tennis courts and pro shop, a conference center, several small meeting rooms, two swimming pools, and other properties related to those facilities. The 18-hole championship golf course, fully equipped golf pro shop, restaurant and cocktail lounge, and a 500-seat banquet and meeting room facility were sold to The Fairways Group, L.P.
     On January 4, 1992, the Company had assumed a leasehold interest in a 21,000-square-foot restaurant located adjacent to the Indigo Lakes Holiday Inn Crowne Plaza Resort. The Resort's food and beverage division operated the building as a restaurant and lounge for portions of the period from time of lease until April of 1993, after which it stood empty until the lease with the Company was terminated in 1994.

REAL ESTATE OPERATIONS

     One of the Company's major achievements in recent years was the relocation of the Ladies Professional Golf Association ("LPGA") to Daytona Beach in 1989 with planned construction of its national headquarters on Company lands. The LPGA signed a four-party agreement with the Company, Indigo Group Ltd., a wholly owned subsidiary, ("IG LTD"), and the City of Daytona Beach which includes development of a new mixed-use community on approximately 3,900 acres of Company land. Development plans were approved by the governmental agencies in 1993. The City of Daytona Beach has completed construction of a Rees Jones designed "signature" golf course which was opened to the public July 11, 1994. The course is ranked by Golf Magazine as one of the ten best new municipal golf courses in the Country. A second golf course is being designed by architect Arthur Hills for construction on lands to be donated by the Company to the City. The City will either operate both courses or contract with others to do so. The LPGA's prestigious Sprint Championship Tournament, held last year at Indigo Lakes, will be held at the LPGA International course in April 1995.
     From October of 1990 until December of 1993, IG LTD. centered its operations on residential community development, construction and sales, operating primarily in four communities. In September of 1993, IG LTD reached an agreement, effective December 31, 1993, to dispose of its interest in two communities under a lot marketing and sales arrangement:
     - Riverwood Plantation, a community of 180 acres in Port Orange, Florida. More than 80% of the lots are sold with the Company owning 84 lots at December 31, 1994.
     - Woodlake, a community of 62 acres also in Port Orange, Florida, in which all lots have been sold.
     - Six lots remain at the 200-acre Indigo Lakes development in Daytona
     Beach.
     - In Highlands County, Florida, IG LTD is developing Tomoka Heights on 180 acres adjacent to Lake Henry. The community is approved for a total of 587 single-family and duplex units now selling in the $89,000 to $135,000 price range. The development features controlled access and has appeal for active retired couples. The sales and construction operations have been performed by third parties since January 1994. Eight units were sold in 1994.
     Rental properties consist of a two-building office complex in downtown Daytona Beach, a 24,000-square-foot office building near the interchange of Interstate 95 and U.S. 92 in Daytona Beach, and a 24,000-square-foot office building in Palm Coast, which is approximately 30 miles north of Daytona Beach. The larger building of the downtown Daytona Beach complex is a 47,000-square-foot, seven-story office building leased to several tenants and partially occupied by the Company; the smaller, containing 17,000 square feet, is under a lease/purchase agreement and considered a financing lease. The other two buildings are leased to multiple tenants. The downtown Daytona Beach and Palm Coast buildings are covered by debt in the form of industrial revenue bonds.
     IG LTD owns Mariner Village and Mariner Towne Square Shopping Centers in Spring Hill and a 50% interest in The Forest Center Shopping Center east of Ocala. All three properties are encumbered by mortgages.
     Other leasing activities of Consolidated-Tomoka include ground leases for billboards, grazing leases covering 930 acres, leases of communication tower sites, and a hunting lease covering approximately 20,000 acres.
     Another source of income is from subsurface interests which are leased for mineral exploration, as described under "Land Holdings." At December 31, 1994, oil and gas leases were in effect covering a total of 13,870 surface acres in Lee and Hendry Counties, Florida. At December 31, 1994, there were four producing oil wells on the Company's interests. Volume produced in 1994 from these wells was 141,488 barrels, compared with 111,739 barrels in 1993. Oil lease income and oil royalty income have in the past been much more significant sources of income for the Company than in recent years. The Company's current policy is to grant no releases of its reserved mineral rights in oil-producing counties unless required to do so through contractual obligations; however, releases of surface entry rights might be sold upon request of a surface owner who requires such a release for financing or development purposes. As Florida develops, such requests will no doubt increase. Sales and releases of surface entry rights in 1994 produced revenues of $555,000.
     Income from sales of forest products varies considerably from year to year depending on economic conditions and rainfall. Our primary market today is in pulpwood with sawtimber, plylogs, and some cypress being marketed as conditions and the market allow. Geographic location of the timber tract is excellent. In addition to access by major highways (Interstate 95, State Road 40, and U.S. Highway 92), the internal road system for forestry purposes is good.



                        FIVE-YEAR FINANCIAL HIGHLIGHTS


----------------------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands except per share amounts)
                                                                    1994          1993*         1992*        1991*         1990*
----------------------------------------------------------------------------------------------------------------------------------
                                                                     $             $             $            $             $
Summary of Operations:
 Revenues:
  Citrus                                                            8,175         10,719       10,714       11,183          5,801
  Real Estate                                                      16,528         15,780       20,185       23,779         19,297
  Interest and Other Income                                         2,623            653        1,672        2,926            335
  Profit on Sales of Undeveloped Real Estate Interests              1,400            314          239          283              4
----------------------------------------------------------------------------------------------------------------------------------
                      TOTAL                                        28,726         27,466       32,810       38,171         25,437
----------------------------------------------------------------------------------------------------------------------------------
 Operating Costs and Expenses                                      14,980         22,029       24,834       29,537         38,200
 General and Administrative Expenses                                3,478          3,549        3,146        3,698          1,852
 Provision for Income Taxes                                         3,778            672        1,803        1,845         (2,986)
 Income (Loss) from Continuing Operations                           6,490          1,216        3,027        3,091        (11,629)
 Loss from Discontinued Operations (net of tax)                      (135)          (759)        (517)      (1,087)        (1,032)
 Extraordinary Item-Income Tax Benefit of Net Operating
  Loss Carryforward                                                     -              -        1,492        1,189              -
 Cumulative Effect of Change in Accounting for
  Income Taxes                                                          -            329            -            -              -
 Net Income (Loss)                                                  6,355            786        4,002        3,193        (12,661)
 Primary Earnings Per Share:
  Income (Loss) from Continuing Operations                           1.04           0.20         0.48         0.49          (1.86)
  Net Income (Loss)                                                  1.01           0.13         0.64         0.51          (2.02)
 Fully Diluted Earnings Per Share:
  Income (Loss) from Continuing Operations                           1.04           0.20         0.48         0.49          (1.86)
  Net Income (Loss)                                                  1.01           0.13         0.64         0.51          (2.02)
 Dividends Paid                                                      0.35           0.30         0.20         0.20           0.20

Summary of Financial Position:
 Total Assets                                                      61,535         65,815       65,058       66,021         72,768
 Shareholders' Equity                                              31,030         26,867       27,959       24,489         22,541
----------------------------------------------------------------------------------------------------------------------------------

* Restated for Discontinued Resort Operations - See Note 2 to consolidated financial statements

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of
Consolidated-Tomoka Land Co.:

        We have audited the accompanying consolidated balance sheet of Consolidated-Tomoka Land Co. and subsidiaries as of December 31, 1994, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated-Tomoka Land Co. as of December 31, 1994, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Tampa, Florida                                    Arthur Andersen LLP
February 10, 1995




To the Board of Directors and Shareholders
Consolidated-Tomoka Land Co.
Daytona Beach, Florida

     We have audited the consolidated balance sheet of Consolidated-Tomoka Land Co. and subsidiaries as of December 31, 1993 and the related consolidated statements of operations and retained earnings and cash flows for each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated-Tomoka Land Co. and subsidiaries as of December 31, 1993 and the results of their operations and their cash flow for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
     As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes, effective January 1, 1993.

Tampa, Florida                                Rex Meighen & Company
February 10, 1994                             Certified Public Accountants

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                                                                 Calendar Year
                                                                           ---------------------------------------------------------
                                                                              1994                   1993*                1992*
------------------------------------------------------------------------------------------------------------------------------------
Income:
 Citrus Operations (Note 15):
   Sales of Fruit and Other Income                                         $ 8,174,816           $ 10,718,876          $ 10,713,525
   Production and Selling Expenses                                          (8,088,518)            (8,432,716)           (7,992,862)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                86,298              2,286,160             2,720,663
------------------------------------------------------------------------------------------------------------------------------------
 Real Estate Operations:
   Sales and Other Income                                                   16,528,217             15,779,857            20,184,673
   Costs and Other Expenses                                                 (6,890,969)           (13,596,198)          (16,840,643)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             9,637,248              2,183,659             3,344,030
------------------------------------------------------------------------------------------------------------------------------------
 Profit on Sales of Undeveloped Real Estate Interests                        1,399,711                314,403               238,988
------------------------------------------------------------------------------------------------------------------------------------
 Interest and Other Income                                                   2,623,447                653,115             1,672,639
------------------------------------------------------------------------------------------------------------------------------------
 Operating Income                                                           13,746,704              5,437,337             7,976,320
 General and Administrative Expenses                                        (3,515,266)            (3,624,650)           (3,209,219)
------------------------------------------------------------------------------------------------------------------------------------
 Income Before Minority Interest in Partnership                             10,231,438              1,812,687             4,767,101
 Minority Interest                                                              37,424                 75,616                63,282
------------------------------------------------------------------------------------------------------------------------------------
 Income from Continuing Operations Before Income Taxes                      10,268,862              1,888,303             4,830,383
 Income Taxes (Note 4)                                                      (3,778,461)              (672,319)           (1,803,549)
------------------------------------------------------------------------------------------------------------------------------------
 Income from Continuing Operations                                           6,490,401              1,215,984             3,026,834
 Loss from Discontinued Resort Operations, Net of Tax (Note 2)                (135,611)              (759,284)             (516,530)
------------------------------------------------------------------------------------------------------------------------------------
 Income Before Extraordinary Item and Cumulative Effect
  of Change in Accounting Principle                                          6,354,790                456,700             2,510,304
 Extraordinary Item:
  Income Tax Benefit of Net Operating Loss Carryforward (Note 4)                     -                      -             1,491,909
 Cumulative Effect of Change in Accounting for Income Taxes (Note 4)                 -                329,442                     -
------------------------------------------------------------------------------------------------------------------------------------
 Net Income                                                                  6,354,790                786,142             4,002,213
 Retained Earnings, Beginning of Year                                       18,823,370             19,915,610            16,445,605
 Dividends                                                                  (2,191,445)            (1,878,382)             (532,208)
------------------------------------------------------------------------------------------------------------------------------------
 Retained Earnings, End of Year                                            $22,986,715           $ 18,823,370          $ 19,915,610
====================================================================================================================================
 Per Share Information:
  Average Shares Outstanding                                                 6,261,272              6,261,272             6,261,272
====================================================================================================================================
  Income From Continuing Operations                                        $      1.04           $       0.20          $       0.48
  Loss from Discontinued Resort Operations, Net of Tax (Note 2)                  (0.03)                 (0.12)                (0.08)
------------------------------------------------------------------------------------------------------------------------------------
  Income Before Extraordinary Item and Cumulative Effect of
  Change in Accounting Principle                                                  1.01                   0.08                  0.40

  Extraordinary Item:
  Income Tax Benefit of Net Operating Loss Carryforward                              -                      -                  0.24

  Cumulative Effect of Change in Accounting for Income Taxes                         -                   0.05                     -
------------------------------------------------------------------------------------------------------------------------------------
  Net Income Per Share                                                     $      1.01           $       0.13          $       0.64
====================================================================================================================================
  Dividends Per Share                                                      $      0.35           $       0.30          $       .085
====================================================================================================================================

* Restated for Discontinued Resort Operations-See Note 2 to consolidated financial statements.
  The accompanying notes are an integral part of these consolidated statements.

                         Consolidated Balance Sheets

ASSETS                                                                                                    December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                1994                       1993*
                                                                                            ------------               ------------
Cash                                                                                        $    503,545               $  2,007,440
Investment Securities (Note 3)                                                                 1,290,955                    935,850
Notes Receivable (Note 5)                                                                      9,222,968                  3,183,379
Accounts Receivable                                                                            1,877,220                  2,154,415
Inventories                                                                                      660,461                    742,251
Cost of Fruit on Trees                                                                         2,435,401                  2,796,926
Real Estate Held for Development and Sale (Note 6)                                            16,626,505                 16,515,667
Net Investment in Direct Financing Lease (Note 7)                                                880,222                    964,122
Other Assets                                                                                     375,486                    487,587
Deferred Income Taxes (Note 4)                                                                         -                  1,282,718
Net Assets of Discontinued Resort Operations (Note 2)                                                  -                  6,806,561
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              33,872,763                 37,876,916
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:

 Land, Timber and Subsurface Interests                                                         3,870,205                  3,855,314
 Citrus Properties:
  Trees                                                                                        8,758,904                  8,182,198
  Buildings and Equipment                                                                      9,286,238                  9,436,415
 Income Properties                                                                            17,228,897                 17,299,712
 Other Buildings and Equipment                                                                 1,481,680                  1,682,322
-----------------------------------------------------------------------------------------------------------------------------------
     Total Property, Plant and Equipment                                                      40,625,924                 40,455,961
 Less, Accumulated Depreciation and Amortization                                             (12,963,272)               (12,517,657)
-----------------------------------------------------------------------------------------------------------------------------------
     Net Property, Plant and Equipment                                                        27,662,652                 27,938,304
-----------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                           $ 61,535,415               $ 65,815,220
===================================================================================================================================
LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
Accounts Payable                                                                            $    749,277               $  1,259,899
Notes Payable (Note 9)                                                                        24,973,283                 34,974,221
Accrued Liabilities                                                                            2,134,670                  1,644,663
Customer Deposits                                                                                924,268                  1,007,039
Deferred Income Taxes (Note 4)                                                                    95,504                          -
Income Taxes Payable (Note 4)                                                                  1,481,531                     98,438
-----------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                                        30,358,533                 38,984,260
-----------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                                146,790                    (35,787)
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
 Preferred Stock-50,000 Shares Authorized, $100 Par Value;
  None Issued

 Common Stock-10,000,000 Shares Authorized, $1 Par Value;

  6,261,272 Shares Issued and Outstanding (Note 12)                                            6,261,272                  6,261,272

 Additional Paid-In Capital                                                                    1,782,105                  1,782,105

 Retained Earnings                                                                            22,986,715                 18,823,370
-----------------------------------------------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                                               31,030,092                 26,866,747
-----------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity                                             $ 61,535,415               $ 65,815,220
===================================================================================================================================

* Restated for Discontinued Resort Operations - See Note 2 to consolidated financial statements.
  The accompanying notes are an integral part of these consolidated balance sheets.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 Calendar Year
                                                                          ---------------------------------------------------------
                                                                               1994                   1993*                1992*
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities
 Cash Received from:
  Citrus Sales of Fruit and Other Income (Note 15)                        $  7,998,995             $10,505,368         $ 11,266,663
  Real Estate Sales and Other Income                                        10,923,789              16,567,437           19,340,269
  Sales of Undeveloped Real Estate Interests                                 1,399,711                 314,403              238,988
  Interest and Other Income                                                    230,869                 245,763              226,739
-----------------------------------------------------------------------------------------------------------------------------------
         Total Cash Received from
              Operating Activities                                          20,553,364              27,632,971           31,072,659
-----------------------------------------------------------------------------------------------------------------------------------
 Cash Expended for:
  Citrus Production and Selling Expenses                                     7,288,990               8,380,790            8,068,628
  Real Estate Costs and Other Expenses                                       5,647,964              12,173,966           13,068,333
  General and Administrative Expenses                                        2,019,947               2,025,707            3,058,016
  Interest                                                                   1,917,447               2,219,226            2,535,417
  Income Taxes (Note 4)                                                      1,017,146                 626,455                    -
-----------------------------------------------------------------------------------------------------------------------------------
         Total Cash Expended for
              Operating Activities                                          17,891,494              25,426,144           26,730,394
-----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by
              Operating Activities                                           2,661,870               2,206,827            4,342,265
-----------------------------------------------------------------------------------------------------------------------------------
 Cash Flow from Investing Activities
  Acquisition of Property, Plant and Equipment                              (1,385,731)             (1,191,590)          (1,533,292)
  Net Proceeds from (Investments in) Investment
    Securities (Note 3)                                                       (355,105)                (86,991)             117,645
  Direct Financing Lease (Note 7)                                               83,900                  80,292              111,901
  Proceeds from Sale of Property, Plant and Equipment                        3,012,604                 667,542            1,030,131
  Cash Flow from Discontinued Resort Operations (Note 2)                     6,670,950                (182,979)            (929,060)
-----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by (Used in)
              Investing Activities                                           8,026,618                (713,726)          (1,202,675)
-----------------------------------------------------------------------------------------------------------------------------------
 Cash Flow from Financing Activities
  Cash Proceeds from Debt (Note 9)                                           3,600,000               9,742,547           29,167,767
  Payments of Debt (Note 9)                                                (13,600,938)             (7,685,256)         (31,151,077)
  Dividends Paid                                                            (2,191,445)             (1,878,382)          (1,252,254)
-----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by (Used in)
              Financing Activities                                         (12,192,383)                178,909           (3,235,564)
-----------------------------------------------------------------------------------------------------------------------------------
 Net Increase (Decrease) in Cash                                            (1,503,895)              1,672,010              (95,974)

 Cash, Beginning of Year                                                     2,007,440                 335,430              431,404
-----------------------------------------------------------------------------------------------------------------------------------
 Cash, End of Year                                                        $    503,545             $ 2,007,440         $    335,430
===================================================================================================================================

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  continued

                                                                                               Calendar Year
                                                                            ------------------------------------------------------
                                                                               1994                  1993*               1992*
==================================================================================================================================
Reconciliation of Net Income to Net Cash Provided by
 Operating Activities:
  Net Income                                                                $ 6,354,790          $   786,142           $ 4,002,213
  Adjustments to Reconcile Net Income to Net
    Cash Provided by Operating Activities:
      Discontinued Resort Operation                                             135,611              759,284               516,530
      Depreciation and Amortization                                           1,050,965            1,100,549             1,211,821
      Gain on Sales of Property, Plant and Equipment                         (2,402,186)            (408,792)           (1,426,951)
  (Increase) Decrease in Assets:
    Notes Receivable                                                         (6,039,589)             870,602            (1,732,125)
    Accounts Receivable                                                         277,195              (53,950)            1,209,072
    Inventories                                                                  81,790             (240,577)               26,117
    Cost of Fruit on Trees                                                      361,525              (86,292)             (149,487)
    Real Estate Held for Development and Sale                                  (110,838)             558,970             2,352,320
    Deferred Income Taxes                                                     1,282,718             (382,016)                    -
    Other Assets                                                                112,101              101,586              (138,714)
  Increase (Decrease) in Liabilities:
    Accounts Payable                                                           (510,622)          (1,879,453)             (902,957)
    Accrued Liabilities                                                         490,007              565,732              (300,893)
    Customer Deposits                                                           (82,771)             438,218              (422,498)
    Deferred Income Taxes                                                        95,504                    -                     -
    Income Taxes Payable (Note 4)                                             1,383,093               98,438               311,640
  Increase (Decrease) in Minority Interest                                      182,577              (21,614)             (213,823)
----------------------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by
              Operating Activities                                          $ 2,661,870          $ 2,206,827           $ 4,342,265
==================================================================================================================================

Supplemental Disclosure of Noncash Operating Activities:
   In 1994, in connection with the sale of real estate, the Company received, as consideration, mortgage notes receivable of $4,554,830.

* Restated for Discontinued Resort Operations-See Note 2 to consolidated financial statements.
  The accompanying notes are an integral part of these consolidated statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 1994, 1993 and 1992

NOTE  1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           PRINCIPLES OF CONSOLIDATION
           The consolidated financial statements include the accounts of Consolidated-Tomoka Land Co. and its wholly owned subsidiaries:
           Indigo Group Inc., Indigo Group Ltd., Placid Utilities Company and Indigo Development Inc. (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

           INVENTORIES
           Inventories, which are stated at the lower of cost (first-in, first-out method) or market, consist primarily of citrus supplies.

           COST OF FRUIT ON TREES
           Direct and allocated indirect costs incurred in connection with the production of crops are capitalized into cost of fruit on trees. As the crop is harvested and sold, the related costs are charged to production expense, on a pro-rata basis based on the boxes harvested and sold to the estimated total boxes expected to be harvested and sold.

           REAL ESTATE HELD FOR DEVELOPMENT AND SALE
           The carrying value of land and land development costs includes the initial acquisition costs of the land, improvements thereto and other costs incidental to the acquisition or holding of land. These costs are allocated to properties on a per-lot basis and are charged to cost of sales as specific properties are sold. Land and land development costs include approximately $302,062 and $263,261 of interest and $86,230 and $95,768 of property taxes capitalized during 1994 and 1993, respectively. Interest expense was $1,917,447, $2,219,226 and $2,535,417 for 1994, 1993 and 1992, respectively.

           Construction in progress includes costs incurred primarily on customer contracts for houses that had not been completed at December 31, 1993.

           Completed houses include all costs incurred for houses built without a customer contract. Historical performance of the Company indicates that these houses are usually sold at a price in excess of cost.

           Undeveloped land represents land held for future development which includes acquisition cost of the land, improvements thereto and other cost incident to the acquisition or holding of land.

           Sales of houses and lots and all directly related costs and expenses are recorded at the time of closing. Payments received from buyers prior to closing are recorded as customer deposits.

           PROPERTY, PLANT AND EQUIPMENT
           Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Such properties are depreciated on a straight-line basis over their estimated useful lives. Renewals and betterments are charged to property accounts. The cost of maintenance and repairs is charged against income as incurred. The cost of property retired or otherwise disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is taken into income.

                                     NOTES

                                   Continued

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
           The amount of depreciation and amortization taken for the years 1994, 1993 and 1992, is summarized as follows:

                                                                            CALENDAR YEAR
                                                       -----------------------------------------------------
                                                            1994                1993                 1992
           -------------------------------------------------------------------------------------------------
           Citrus Properties                           $  328,399            $  354,380           $  341,171
           Other Properties                               722,566               746,169              870,650
           -------------------------------------------------------------------------------------------------
                                                       $1,050,965            $1,100,549           $1,211,821
           =================================================================================================

           The range of estimated useful lives for property, plant and equipment is as follows:

           Citrus Trees                                           20-40 Years
           Citrus Buildings and Roads                             10-30 Years
           Citrus Irrigation Equipment                             5-20 Years
           Citrus Other Equipment                                  3-30 Years
           Income Properties                                       3-30 Years
           Other Buildings                                        10-30 Years
           Other Equipment                                         3-30 Years

           SALES OF REAL ESTATE:
           The profit on sales of real estate is accounted for in accordance with the provisions of the Financial Accounting Standards Board's
           (FASB) Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate." Such method of accounting requires deferment of income recognition if property is sold on a deferred payment plan and the initial payment does not meet criteria established under the accounting guidelines.

           PENSIONS
           The Company has a funded, non-contributory defined benefit pension plan covering all eligible full-time employees. The Company's method of funding and accounting for pension costs is to fund and accrue all normal costs plus an amount necessary to amortize past service cost over a period of 30 years.

           RECLASSIFICATION OF ACCOUNTS
           Certain items in the consolidated financial statements for the years ended December 31, 1993 and 1992, have been reclassified to conform to classifications used in the current year.

           EARNINGS PER SHARE INFORMATION
           Earnings per common share is computed by dividing net income by the weighted average shares of common stock outstanding during the year. Fully diluted earnings per share amounts are not presented, because such dilution was immaterial for 1994, 1993 and 1992.

                                     NOTES

                                   Continued

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           CONCENTRATION OF CREDIT RISK
           Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investment securities, trade receivables and notes receivable. Concentration of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across geographic areas and industries.

           CITRUS PRODUCTION AND SELLING
           The Company is the owner of a citrus fresh fruit packing house and packs and sells its own fruit, together with fruit received from Turner Foods, Inc. ("Turner"), under a pooling agreement. During the years 1994, 1993 and 1992, the Company's charges to Turner for handling and packing its fruit amounted to $656,281, $302,739 and $667,224, respectively. In addition, Turner has a contract for delivery of citrus fruit. The amounts received by the Company for such services for years 1994, 1993 and 1992 amounted to $43,142, $26,555 and $131,605, respectively. All of such revenues are accounted for by the Company as a reduction of citrus production and selling expenses.

NOTE 2     DISCONTINUED RESORT OPERATIONS

           On July 14, 1994, the Company sold its resort complex for a cash price of $7,175,000. The sale resulted in a pretax loss of $111,804 ($69,732 net of tax). The results of the resort operation have been reported separately as discontinued operations in the Consolidated Statements of Operations and Retained Earnings. Prior year consolidated financial statements have been restated to present resort operations as discontinued operations. There are no remaining assets or liabilities reflected on the balance sheet as of December 31, 1994. Summary financial information of the operation and sale is as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------------
                                                                             1994               1993                 1992
           ------------------------------------------------------------------------------------------------------------------
           Revenues from Discontinued
             Resort Operations                                            $4,590,516         $ 7,185,987           $8,141,009
           ------------------------------------------------------------------------------------------------------------------
           Loss from Discontinued Resort
             Operations Before Tax                                          (105,626)         (1,217,387)            (828,170)
           Income Tax Benefit from
             Discontinued Resort Operations                                   39,747             458,103              311,640
           Loss on Sale of Resort Operations
             (Net of Income Tax Benefit of $42,072)                          (69,732)                  -                    -
           ------------------------------------------------------------------------------------------------------------------
           Total Loss From Discontinued
             Resort Operations, Net of Tax                                $ (135,611)        $  (759,284)          $ (516,530)
           ------------------------------------------------------------------------------------------------------------------
           Loss Per Share from Discontinued
             Resort Operations                                            $    (0.03)        $     (0.12)          $    (0.08)
           ===================================================================================================================

                                     NOTES

                                   Continued

NOTE 3     INVESTMENT SECURITIES

           FASB has issued SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," which the Company adopted effective January 1, 1994. This standard requires classification of the investment portfolio into three categories: held to maturity, trading and available for sale. The Company classifies as held to maturity those securities for which the Company has the intent and ability to hold through its stated maturity date. Investment securities which are classified as held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. Investments which are classified as available for sale may be sold for liquidity or other purposes, but are not actively traded. Investments which are classified as available for sale are recorded at approximate fair value. Gains and losses are determined using the specific identification method. Prior to adopting the new standard, investment securities were carried at amortized cost. The change in accounting did not have a material effect on the financial statements.

           Investment securities as of December 31, 1994 and 1993, are as follows:

                                                        1994                    1993
           ----------------------------------------------------------------------------
           Held to Maturity                          $  463,304                $453,658
           Available for Sale                           827,651                 482,192
           ----------------------------------------------------------------------------
                                                     $1,290,955                $935,850
           ============================================================================

NOTE 4     INCOME TAXES

           Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the change in accounting principle is included in determining net income for 1993. Financial statements for prior years have not been restated.

           The provision for income taxes is summarized as follows:

                                                       1994                         1993                       1992
           -----------------------------------------------------------------------------------------------------------------
                                              Current       Deferred         Current     Deferred      Current    Deferred
                                              -------       --------         -------     --------      -------    --------
           Federal                          $2,193,763     $1,022,442       $629,886     $16,056     $ 504,550   $ 1,034,582
           State                               206,476        355,780              -      26,377        86,266       178,151
           -----------------------------------------------------------------------------------------------------------------
               Total Before
                   Extraordinary
                     Credit                  2,400,239      1,378,222        629,886      42,433       590,816     1,212,733

           Extraordinary Credit:
               Income Tax Benefit of
                   Net Operating Loss
                   Carryforward                      -              -              -           -      (259,319)   (1,232,590)
           -----------------------------------------------------------------------------------------------------------------
                                            $2,400,239     $1,378,222       $629,886     $42,433     $ 331,497   $   (19,857)
           =================================================================================================================

                                     NOTES

                                   Continued

NOTE 4     INCOME TAXES (CONTINUED)

           Deferred income taxes have been provided to reflect temporary differences that represent the cumulative taxable or deductible amounts recorded in the financial statements in different years than recognized in the tax returns. The sources of these differences and the related provision (credit) and deferred income tax (liabilities) assets are summarized as follows:

           ---------------------------------------------------------------------------------------------------------------
                                                             Provision (Credit)                       Deferred Taxes
                                                -----------------------------------------     ----------------------------
                                                     1994          1993           1992             1994           1993
           ---------------------------------------------------------------------------------------------------------------
           Depreciation                         $   (3,955)     $ 106,599     $    40,854      $  (964,774)    $  (968,729)
           Sales of Real Estate                    575,756          6,239          86,248         (984,365)       (408,609)
           Deferred Compensation                  (137,488)      (112,223)        (82,137)         472,844         335,356
           Basis's Difference in Joint Venture    (546,502)       347,366         891,427        1,160,545         614,043
           Revolving Fund Certificate              (16,336)         7,138               -          206,966         190,630
           Charitable Contributions
                Carryforward                       372,559        (32,913)              -        2,024,466       2,397,025
           Alternative Minimum Tax Credit        1,032,255       (138,033)              -                -       1,032,255
           Deferred Tax Loss Carryforward                -              -      (1,232,590)               -               -
           Other Reconciling Items, Net            178,907       (141,740)        276,341          122,670         301,577
           Less-Valuation Allowance                (76,974)             -               -       (2,133,856)     (2,210,830)
           ---------------------------------------------------------------------------------------------------------------
                                                $1,378,222      $  42,433     $   (19,857)     $   (95,504)    $ 1,282,718
           ===============================================================================================================

           Following is a reconciliation of the income tax computed at the federal statutory rate of 34 percent.

                                                                                            Calendar Year
                                                                       ----------------------------------------------------
                                                                           1994                 1993                1992
           ----------------------------------------------------------------------------------------------------------------
           Income Tax Computed at Federal
              Statutory Rate                                           $3,491,413             $642,023          $ 1,642,330
           Increase (Decrease) Resulting from:
              State Income Tax, Net of Federal
                Income Tax Benefit                                        371,089               70,601              174,514
           Percentage of Depletion on Oil Royalties
              and Leases                                                   (3,833)              (3,199)              (5,002)
           Tax Exempt Interest Income                                      (5,517)              (8,014)              (7,247)
           Adjustment to Valuation Allowance                              (76,974)                   -                    -
           Other Reconciling Items                                          2,283              (29,092)              (1,046)
           ----------------------------------------------------------------------------------------------------------------
           Provision for Income Taxes Before
              Extraordinary Item                                        3,778,461              672,319            1,803,549
           Extraordinary Item:
              Income Tax Benefit of Net Operating
                Loss Carryforward                                               -                    -           (1,491,909)
           ----------------------------------------------------------------------------------------------------------------
           Provision for Income Taxes                                  $3,778,461             $672,319          $   311,640
           ================================================================================================================

                                     NOTES

                                   Continued

NOTE 5     NOTES RECEIVABLE


           Notes Receivable consisted of the following:
           ----------------------------------------------------------------------------------------------------------------
                                                                                                   December 31,
                                                                                    ---------------------------------------
                                                                                        1994                        1993
           ----------------------------------------------------------------------------------------------------------------
           MORTGAGE NOTES RECEIVABLE:
              Various notes with interest rates ranging from
                7% to 12% with payments due from 1995
                through 2003. Collateralized by real estate
                mortgages held by the Company.                                      $8,993,825                   $2,998,164

           OTHER NOTES RECEIVABLE:
              Interest at prime rate, receivable in monthly
                installments of principal and interest to
                amortize the original debt over a period of
                15 years, due January 2006                                             173,701                      185,215

              Interest at prime rate plus .5%, receivable in
                monthly installments of principal and
                interest to amortize the original debt over
                one year, due December 1995                                             55,442                            -
           ----------------------------------------------------------------------------------------------------------------
              Total Notes Receivable                                                $9,222,968                   $3,183,379
           ================================================================================================================

           Prime rate was 8.5 and 6 percent at December 31, 1994 and 1993,  respectively.
           ----------------------------------------------------------------------------------------------------------------
           The required annual principal receipts are as follows:
           ================================================================================================================
           YEAR ENDING DECEMBER 31,                                    AMOUNT
           ----------------------------------------------------------------------------------------------------------------
           1995                                                      $3,763,455
           1996                                                         302,116
           1997                                                       2,564,972
           1998                                                       1,350,665
           1999                                                          74,321
           2000 and thereafter                                        1,167,439
           ----------------------------------------------------------------------------------------------------------------
                                                                     $9,222,968
           ================================================================================================================

                                                                              15

                                     NOTES

                                   Continued

NOTE 6     REAL ESTATE HELD FOR DEVELOPMENT AND SALE

           Real estate held for development and sale as of December 31, 1994 and 1993, is summarized as follows:

                                                                                                     December 31,
                                                                                       ---------------------------------------
                                                                                           1994                       1993
           ===================================================================================================================
           Undeveloped Land                                                            $ 2,848,624                 $ 3,341,070
           Land and Land Development                                                    12,977,865                  11,724,987
           Completed Houses                                                                800,016                     896,633
           Construction in Progress                                                              -                     552,977
           -------------------------------------------------------------------------------------------------------------------
                                                                                       $16,626,505                 $16,515,667
           ===================================================================================================================

NOTE 7     NET INVESTMENT IN DIRECT FINANCING LEASE

           On December 31, 1986, the Company acquired certain real estate and equipment subject to a direct financing-type lease. The aggregate amounts due under the lease are identical in amount to the payments required to be made by the Company in order to amortize the debt applicable to the properties. The required annual payments on the lease at December 31, 1994, are summarized as follows:

                                                                                       AMOUNT
                                                          AGGREGATE                 REPRESENTING                     NET
           YEAR ENDED DECEMBER 31,                         PAYMENT                    INTEREST                   INVESTMENT
           ----------------------------------------------------------------------------------------------------------------
           1995                                         $  144,924                     $ 57,232                    $ 87,692
           1996                                            133,331                       51,791                      81,540
           1997                                            131,804                       46,071                      85,733
           1998                                            129,606                       40,071                      89,535
           1999                                            128,001                       33,794                      94,207
           Thereafter                                      506,817                       65,302                     441,515
           ----------------------------------------------------------------------------------------------------------------
                                                        $1,174,483                     $294,261                    $880,222
           ================================================================================================================

           The interest rate stated in the lease agreement is 80.65% of prime. Prime rate was 8.5% at December 31, 1994.


NOTE 8     REVOLVING FUND CERTIFICATES

           The Company owns revolving fund certificates in the aggregate face amount of $576,554 issued by an agricultural cooperative in connection with the citrus operations. During 1990, these certificates were replaced by equivalent value shares of non-voting stock issued by the cooperative and are considered to have no value for financial statement purposes.

                                     NOTES

                                   Continued

NOTE 9     NOTES PAYABLE

           Notes Payable consisted of the following:

           ------------------------------------------------------------------------------------------------------------------------
                                                                                                        DECEMBER 31,
                                                                                         ------------------------------------------
                                                                                            1994                           1993
           ------------------------------------------------------------------------------------------------------------------------
           MORTGAGE NOTES PAYABLE

              Mortgage notes payable are collateralized by real estate mortgages held by the lender. As of December 31, 1994 and 1993, mortgage notes payable consisted of the following:

                         Interest payable quarterly at 8.8% through April 1994;
                            interest and principal payments of $266,783 payable
                            quarterly July 1994 through April 2002; principal
                            balance due July 2002                                         $9,856,541                    $10,000,000

                         Payable $23,757 monthly through March 2001,
                            including interest at 7.5%                                     2,897,941                      2,954,157

                         Interest payable quarterly at 10%, principal
                           and outstanding interest due October 2005                       1,200,000                      1,200,000

                         Payable $1,850 monthly through March 1995,
                            including interest at 9%                                         221,297                        223,480

                         Payable $933 monthly through July 2018,
                           including interest at 6.375%                                      138,150                        140,439

                         Interest at 6.5%, principal due January 1998                              -                        142,099

                 INDUSTRIAL REVENUE BONDS

                     Industrial revenue bonds payable are collateralized by real estate and equipment. As of December 31, 1994 and 1993, industrial revenue bonds consisted of the following:

                         Interest at 80.65% of prime rate, payable in monthly
                            installments of principal and interest to amortize
                            the original debt over a period of 18 years, due
                            January 2004                                                   3,414,168                      3,683,366

                         Interest at 84.2% of prime rate, payable in monthly
                            installments of $4,700 plus interest, remaining
                            principal and interest due January 2002                        2,048,800                      2,105,200


                                     Notes

                                   Continued

NOTE 9           NOTES PAYABLE (CONTINUED)

                 -------------------------------------------------------------------------------------------------------------------
                                                                                                        DECEMBER 31,
                                                                                        --------------------------------------------
                                                                                            1994                           1993
                 -------------------------------------------------------------------------------------------------------------------
                 LINE OF CREDIT
                         $15,000,000 line of credit, collateralized by
                            citrus facilities, interest at prime minus .5%,
                            payable on demand                                            $ 2,600,000                    $11,900,000

                 NOTE PAYABLE TO RELATED PARTY (NOTE 15)
                         Principal and interest payable in monthly
                            installments of $23,268, interest at 9.68%,
                            unpaid principal and interest due
                            December 1998                                                  2,596,386                      2,625,480
                 -------------------------------------------------------------------------------------------------------------------
                 Total Notes Payable                                                     $24,973,283                    $34,974,221
                 ===================================================================================================================
                 Prime rate was 8.5% and 6% at December 31, 1994 and 1993, respectively.
                 -------------------------------------------------------------------------------------------------------------------
                 The required annual principal payments on notes payable are as follows:
                 ===================================================================================================================

                 YEAR ENDING DECEMBER 31,                                                                               AMOUNT
                 -------------------------------------------------------------------------------------------------------------------
                 1995                                                                                                   $ 3,379,287
                 1996                                                                                                       677,581
                 1997                                                                                                       731,018
                 1998                                                                                                       789,070
                 1999                                                                                                       852,144
                 2000 and thereafter                                                                                     18,544,183
                 -------------------------------------------------------------------------------------------------------------------
                                                                                                                        $24,973,283
                 ===================================================================================================================

                                     NOTES

                                   Continued

NOTE  10   PENSION PLAN

           The Company maintains a defined benefit plan for all employees who have attained the age of 21 and completed one year of service. The pension benefits are based primarily on years of service and the average compensation for the highest five years during the final 10 years of employment. The benefit formula generally provides for a life annuity benefit. Due to the sale of the resort complex, the Company recognized a curtailment and settlement gain during 1994. Consequently, the loss from discontinued resort operations in 1994 includes a net after tax gain of $220,606 resulting from the settlement and curtailment.

           The Company's net periodic pension cost included the following components:

                                                                                                 DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                   1994                 1993                  1992
          -------------------------------------------------------------------------------------------------------------------------
                 Service Cost                                                    $225,827              $302,500            $272,307
                 Interest Cost on Projected Benefit Obligation                    288,705               334,954             303,180
                 Actual Return on Plan Assets                                    (274,796)             (345,626)           (308,834)
                 Net Amortization                                                 (11,349)              (18,175)            (18,175)
          -------------------------------------------------------------------------------------------------------------------------
                 Net Periodic Pension Cost                                       $228,387              $273,653            $248,478
          =========================================================================================================================
          The funded status of the Company's pension plan was as follows:
          -------------------------------------------------------------------------------------------------------------------------
                                                                                                 DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                   1994                 1993                  1992
          -------------------------------------------------------------------------------------------------------------------------
                 Actuarial Present Value of Benefit
                       Obligations:
                           Vested                                             $(2,423,349)          $(2,928,394)        $(2,722,907)
                           Nonvested                                              (87,591)              (87,045)            (54,620)
          -------------------------------------------------------------------------------------------------------------------------
                 Accumulated Benefit Obligation                                (2,510,940)           (3,015,439)         (2,777,527)
                 Effect of Projected Future Salary Increases                     (654,568)           (1,599,301)         (1,473,105)
          -------------------------------------------------------------------------------------------------------------------------
                 Projected Benefit Obligation                                  (3,165,508)           (4,614,740)         (4,250,632)
                 Plan Assets at Fair Value, Primarily
                       Mutual Funds and Group Insurance
                       Annuity Contracts                                        3,215,378             4,591,368           4,347,529
          -------------------------------------------------------------------------------------------------------------------------
                 Plan Assets in Excess (Short) of Projected
                       Benefit Obligation                                          49,870               (23,372)             96,897
                 Unrecognized Prior Service Cost                                    7,693               158,768             171,035
                 Unrecognized Net Gain                                           (176,455)             (497,287)           (401,738)
                 Unrecognized Transition Asset                                   (177,872)             (265,456)           (295,898)
                 Net Total of Other Components                                          -               286,651             403,941
          -------------------------------------------------------------------------------------------------------------------------
                 Accrued Pension Liability                                    $  (296,764)           $ (340,696)        $   (25,763)
          =========================================================================================================================

                                     NOTES

                                   Continued

NOTE 10    PENSION PLAN (CONTINUED)

           The actuarial assumptions made to determine the projected benefit obligation and the fair value of plan assets are as follows:

           -------------------------------------------------------------------------------------------------------------------------
                                                                                                       DECEMBER 31,
                                                                                        --------------------------------------------
                                                                                            1994             1993              1992
           -------------------------------------------------------------------------------------------------------------------------
           Weighted Average Discount Rate                                                    8.0%             8.0%             8.0%
           Weighted Average Asset Rate of Return                                             8.0%             8.0%             8.0%
           Compensation Scale                                                                5.0%             6.5%             6.5%


NOTE 11    POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSION

           The Company sponsors two defined benefit postretirement plans of certain health care and life insurance benefits for eligible retired employees. All full-time employees become eligible to receive these benefits if they retire after reaching age 55 with 20 or more years of service. The postretirement health care plan is contributory, with retiree contributions adjusted annually; the life insurance plan is non-contributory up to $5,000 of coverage. The accounting for the health care plan reflects caps on the amount of annual benefit to be paid to retirees as stipulated by the plan. The Company pays for the plan as costs are incurred.

           The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. This standard requires that the expected cost of these postretirement benefits must be charged to expense during the years that the employees render service. The Company has elected to amortize the unfunded obligation that was measured as of January 1, 1993, over a period of 20 years. The effect of this postretirement expense was to decrease 1994 and 1993 pre-tax income by $93,176 and $107,935, respectively. Prior to 1993, the Company recognized postretirement health care costs in the year that the benefits were paid.

           The following table reconciles the plan's funded status to the accrued postretirement health care cost and life insurance cost liability reflected on the balance sheet as of December 31, 1994 and 1993:

                                                                                                         1994                1993
           ------------------------------------------------------------------------------------------------------------------------
           Retirees                                                                                   $(250,697)          $(404,647)
           Fully Eligible Plan Participants                                                            (301,762)           (327,030)
           Other Active Plan Participants                                                               (77,337)            (81,540)
           ------------------------------------------------------------------------------------------------------------------------
                Total Accumulated Postretirement
                     Benefit Obligation                                                                (629,796)           (813,217)
           Plan Assets                                                                                        -                   -
           ------------------------------------------------------------------------------------------------------------------------
           Accumulated Postretirement Benefit Obligation
                in Excess of Plan Assets                                                               (629,796)           (813,217)
           Unrecognized Net Gain from Changes in
                Assumptions and Experience                                                             (178,222)                  -
           Unrecognized Transition Obligation                                                           725,240             765,531
           ------------------------------------------------------------------------------------------------------------------------
           Accrued Postretirement Benefit Cost in the Balance Sheet                                   $ (82,778)          $ (47,686)
           ========================================================================================================================

                                     NOTES

                                   Continued

NOTE 11          POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSION (CONTINUED)

                 Postretirement Expense includes the following components:

                                                                                                         1994                1993
                                                                                                    --------------------------------
                 Service Cost                                                                           $ 8,220            $ 11,236
                 Interest Cost on Accumulated Postretirement Benefit Obligation                          44,665              56,408
                 Amortization of Transition Obligation over 20 years                                     40,291              40,291
                 -------------------------------------------------------------------------------------------------------------------
                 Postretirement Expense                                                                 $93,176            $107,935
                 ==================================================================================================================

                 The discount rate used in determining the accumulated postretirement benefit obligation was 7 percent. Due to the capping of the insurance premium benefits to retirees, a health care cost scale is not applicable.

NOTE 12    COMMON STOCK AND STOCK OPTION PLAN

                 The Company maintains a stock option plan (the Plans pursuant to which 330,000 shares of the Company's common stock may be issued.

                 The Plan provides for the grant of (1) incentive stock options which satisfy the requirements of Internal Revenue Code
                 (IRC) Section 422, and (2) nonqualified options which are not entitled to favorable tax treatment under IRC Section 422. No optionee may exercise incentive stock options in any calendar year for shares of common stock having a total market value of more than $100,000 on the date of grant (subject to certain carryover provisions). In connection with the grant of nonqualified options, a stock appreciation right for each share covered by the option may also be granted. The stock appreciation right will entitle the optionee to receive a supplemental payment which may be paid in whole or in part in cash or in shares of common stock equal to all or a portion of the spread between the exercise price and the fair market value of the underlying share at the time of exercise.

                 Transactions in stock options under the Plan for the three years ended December 31, 1994, are summarized as follows:

                                                                                   Option Price                   Market Price
                                                                          ------------------------------  -------------------------
                                                        Number                Per                             Per
                             Stock Options            of  Shares             Share             Total         Share          Total
                 ------------------------------------------------------------------------------------------------------------------
                 Outstanding,

                      January 1, 1992                    139,300                             $1,748,696
                           Granted                             -                                      -
                           Exercised                           -                                      -
                 ------------------------------------------------------------------------------------------------------------------
                 Outstanding,

                      December 31, 1992                  139,300                              1,748,696
                           Granted                        52,000           $12.37               643,240      $12.37        $643,240*
                           Exercised                           -                                      -
                 ------------------------------------------------------------------------------------------------------------------
                 Outstanding,

                      December 31, 1993                  191,300                              2,391,936
                           Granted                        52,000           $14.87               773,240      $14.87        $773,240*
                           Exercised                           -                                      -
                 ------------------------------------------------------------------------------------------------------------------
                 Outstanding,

                      December 31, 1994                  243,300                             $3,165,176
                 ==================================================================================================================

                 *At dates options were granted

                                     NOTES

                                   Continued

NOTES 12   COMMON STOCK AND STOCK OPTION PLAN (CONTINUED)

           The changes in common stock and additional paid-in capital during the three years ended December 31, 1994 are summarized as follows:

                                                                                                                       Additional
                                                                                                Common                   Paid-in
                                                                                                 Stock                   Capital
                 ------------------------------------------------------------------------------------------------------------------
                 Balance, December 31, 1991                                                   $3,130,636                $ 4,912,741
                 Effect of Stock Split                                                         3,130,636                 (3,130,636)
                 ------------------------------------------------------------------------------------------------------------------
                 Balance, December 31, 1992                                                   $6,261,272                $ 1,782,105
                 ==================================================================================================================

           On June 24, 1992, the Company's Board of Directors declared a two-for-one split of its common stock effected in the form of a 100% stock dividend on outstanding stock distributed on August 17, 1992, to holders of record on July 15, 1992. All weighted average shares outstanding and per share data have been restated to reflect the stock split.

NOTE 13    LEASE OBLIGATIONS

           The Company leases certain equipment under operating leases expiring in various years through 1999.

           Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 1994, are summarized as follows:

                 YEAR ENDING DECEMBER 31                                                                                    AMOUNTS
                 ------------------------------------------------------------------------------------------------------------------
                 1995                                                                                                      $271,690
                 1996                                                                                                       188,809
                 1997                                                                                                        65,888
                 1998                                                                                                        36,467
                 1999                                                                                                         4,083
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                                           $566,937
                 ==================================================================================================================


                 Rental expense under all operating leases amounted to $463,887, $532,849 and $515,140 for the years ended December 31, 1994, 1993 and 1992, respectively.

                                     NOTES

                                   Continued

NOTE 14    BUSINESS SEGMENT DATA

           Information about the Company's operations in different industries for each of the three years ended December 31 is as follows (amounts in thousands):

                 ------------------------------------------------------------------------------------------------------------------
                                                                                                  1994         1993         1992
                 ------------------------------------------------------------------------------------------------------------------
                 Revenues:
                       Citrus                                                                    $ 8,175       $10,719      $10,714
                       Real Estate                                                                16,528        15,780       20,185
                       General, Corporate and Other                                                4,023           967        1,911
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                 $28,726       $27,466      $32,810
                 ==================================================================================================================

                 Income (Loss):
                       Citrus                                                                    $    86       $ 2,286      $ 2,721
                       Real Estate                                                                 9,637         2,184        3,344
                       General, Corporate and Other                                                  508        (2,657)      (1,298)
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                 $10,231       $ 1,813      $ 4,767
                 ==================================================================================================================

                 Identifiable Assets:
                       Citrus                                                                    $17,349       $17,313      $16,433
                       Real Estate                                                                40,813        35,728       38,276
                       General, Corporate and Other                                                3,373         5,967        3,055
                       Net Assets from Discontinued Resort Operations (Note 2)                         -         6,807        7,294
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                 $61,535       $65,815      $65,058
                 ==================================================================================================================

                 Depreciation and Amortization:
                       Citrus                                                                    $   329        $  355       $  341
                       Real Estate                                                                   682           706          821
                       General, Corporate and Other                                                   40            40           50
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 1,051       $ 1,101      $ 1,212
                 ==================================================================================================================

                 Capital Expenditures:
                       Citrus                                                                    $   750        $  725      $ 1,216
                       Real Estate                                                                   619           432          301
                       General, Corporate and Other                                                   17            35           16
                 ------------------------------------------------------------------------------------------------------------------
                                                                                                 $ 1,386       $ 1,192      $ 1,533
                 ==================================================================================================================

                 Income (loss) represents income before income taxes and minority interest. Identifiable assets by industry are those assets that are in the Company's operations in each industry. General corporate assets and assets used in the Company's other operations consist primarily of cash, investment securities, mortgage notes receivable and property, plant and equipment.

                                     NOTES

                                   Continued

NOTE 15    RELATED PARTIES

           Baker, Fentress & Company, a publicly owned, closed-end investment company, owned approximately 79 percent of the Company's outstanding common stock at December 31, 1994 and 1993.

           The Company sells, under a participating marketing pool agreement, a significant portion of its citrus fruit to Citrus World Incorporated ("Citrus World"), an agricultural cooperative of which the Company owns a 4 percent equity interest. Citrus World is a citrus grower and the owner of a citrus processing plant in Lake Wales, Florida. Citrus World pools its own fruit with the fruit purchased from the Company and other citrus growers, processes the pooled fruit and sells the products produced.

           Each participant in the pool, including Citrus World, shares ratably in the proceeds from the sales of said products, net of Citrus World's actual processing and marketing costs, plus a per-unit handling fee. Citrus World makes periodic payments to all participants on their pro rata share of net sales proceeds and makes final payment after all the products in the pool have been sold. During the years 1994, 1993 and 1992, the Company's pro rata share of said net sales proceeds under the above pooling agreement amounted to $2,993,457, $4,086,996 and $2,856,123, respectively.

           A note payable in the amount of $2,596,386 and $2,625,480 at December 31, 1994 and 1993, respectively, was payable to an affiliate partner in a joint venture with Indigo Group Ltd.

                      QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended
------------------------------------------------------------------------------------------------------------------------------------
                                          March 31,                June 30,              September 30,              December 31,
                                      1994        1993*       1994        1993*        1994        1993*         1994         1993*
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Citrus                           $3,594        $4,608      $2,599      $3,541       $   30       $    1      $ 1,952     $ 2,569
   Real Estate                       4,394         2,343       1,895       3,112        1,835        2,562        8,404       7,762
   Interest and Other Income            43           292          49         172         (135)         133        2,667          56
   Property Sales                       31             1         356         158          593            5          420         152
------------------------------------------------------------------------------------------------------------------------------------
                                     8,062         7,244       4,899       6,983        2,323        2,701       13,443      10,539
------------------------------------------------------------------------------------------------------------------------------------
Cost and Expenses:
   Citrus                            2,904         3,513       2,685       2,903          468          475        2,032       1,542
   Real Estate                       1,645         2,590       1,184       3,129        1,249        2,795        2,814       5,082
   General and Administrative        1,058         1,117         950         928        1,014        1,068          493         512
------------------------------------------------------------------------------------------------------------------------------------
                                     5,607         7,220       4,819       6,960        2,731        4,338        5,339       7,136
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before
   Minority Interest                 2,455            24          80          23         (408)      (1,637)       8,104       3,403
Minority Interest                       16            15           4          17           10           21            7          23
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income
   Taxes and Cumulative Effect
   of Change in Accounting
   Principle                         2,471            39          84          40         (398)      (1,616)       8,111       3,426
Income Taxes (Note 4)                 (828)            4         (31)        (25)         139          613       (3,058)     (1,265)
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) from
   Continuing Operations             1,643            43          53          15         (259)      (1,003)       5,053       2,161
Income (Loss) from Discontinued
   Resort Operations, Net of
   Income Taxes (Note 2)               146           134         (51)       (190)        (229)        (331)          (1)       (372)
------------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative
   Effect of Change in
   Accounting Principle              1,789           177           2        (175)        (488)      (1,334)       5,052       1,789
------------------------------------------------------------------------------------------------------------------------------------
Cumulative Effect of
   Change in Accounting
   for Income Taxes                     -            329           -            -           -            -            -            -
------------------------------------------------------------------------------------------------------------------------------------
   Net income (Loss)                $1,789        $  506       $   2     $  (175)      $ (488)     $(1,334)     $ 5,052     $ 1,789
====================================================================================================================================
Per Share Amounts:
   Income (Loss) from
     Continuing Operations          $ 0.26         $0.01      $ 0.01      $   -       $ (0.04)    $  (0.16)     $  0.81     $  0.35
   Income (Loss) from
     Discontinued Resort
     Operations, Net of Tax           0.02          0.02       (0.01)      (0.03)       (0.04)       (0.05)           -       (0.06)
   Cumulative Effect of Change
     in Accounting for

     Income Taxes                        -          0.05           -           -            -            -            -           -
------------------------------------------------------------------------------------------------------------------------------------
                                    $ 0.28        $ 0.08        $  -      $ (0.03)    $ (0.08)    $  (0.21)     $  0.81    $   0.29
====================================================================================================================================

* Restated for Discontinued Resort Operations-See Note 2 to consolidated financial statements

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                             RESULTS OF OPERATIONS
                             1994 COMPARED TO 1993

CITRUS OPERATIONS

   Citrus operations profits fell 96% for the year ended December 31, 1994 to $86,298, from profits of $2,286,160 posted one year earlier. The downturn in profits was the result of a 16% decline in fruit harvested and sold for the year, with a total of 956,000 boxes sold in calendar year 1994 compared to 1,144,000 boxes for the twelve-month period in 1993. This production decline led to a fall in revenues of 24% to $8,174,816. Also contributing to the revenue and profit reduction was a decline in the percentage of fruit sold as higher profit margin fresh fruit, with 40% of fruit sold fresh in 1994 compared to 1993's percentage of 43%. Pricing for both fresh and processed fruit remained stable during 1994. Selling and production expenses decreased 4% during the period on the lower fruit volume, but on a per box basis were higher due to fixed and semi-variable costs being absorbed over the lower volume.

REAL ESTATE OPERATIONS

   Results from real estate operations improved dramatically for the twelve-month period of 1994 with a 341% gain in profit to $9,637,248. This profit compares to the $2,183,659 bottom line posted in 1993. Revenues increased 5% during the period to $16,528,217, but represent a significant change in make up with revenues previously generated from the closed down residential operations being replaced by higher profit margin commercial transactions in 1994. Closings on 467 commercial acres for the year 1994 produced revenues of $12,321,509 compared to 1993 sales of 148 acres generating total revenues of $4,766,283. The close down of residential operations improved results from this activity 54%.

   Income properties produced breakeven results in 1994, representing a substantial improvement over 1993's $230,000 loss, as revenues from income properties increased 10% on overall higher occupancy. Results from forestry operations improved 108% on a 52% rise in revenues due to increased harvesting. Revenues from subsurface interests fell modestly during the period.

GENERAL, CORPORATE AND OTHER

   Profits on the sale of undeveloped real estate interests increased 345% to $1,399,711 on the sale of 129 acres and release of surface entry rights on 8,340 acres in 1994. The sale of 15 acres and the releases of surface entry rights on 3,837 acres generated profits of $314,403 in 1993. Interest and other income produced profits of $2,623,447 for 1994's calendar year. The sale of 225 acres of citrus groves and lakefront property in Highlands County and the sale of the water and sewer system at the Tomoka Heights residential development in Highlands County provided $2,380,000 of this profit. 1993's interest and other income included profits of $400,000 generated on the sale of three income properties. General and administrative expenses were down 3% in 1994 primarily due to lower interest expense on decreased borrowings.

   With the sale of the resort properties on July 14, 1994, the results of resort operations have been reported separately as discontinued operations, net of tax. The sale of the property, for a cash price of $7,175,000, resulted in a pre-tax loss of $111,804, $69,732 net of tax.

     In 1993, the Company adopted Financial Accounting Standards No. 109 resulting in a $329,442 addition to net income from the cumulative effect of a change in accounting principle.

                             RESULTS OF OPERATIONS
                             1993 COMPARED TO 1992

CITRUS OPERATIONS

   Citrus operations posted a profit of $2,286,160 for the year ended December 31, 1993 reflecting a 16% decline from 1992. Revenues of $10,718,876 were flat compared to 1992, despite a 19% increase in fruit harvested to 1,144,000 boxes as average pricing fell 21%. Both fresh fruit and processed fruit contributed to the pricing decline. The near record Florida citrus crop for the 1992-93 crop year, totaling 186.5 million boxes, coupled with the abundant Brazil and California crops, produced the drop in prices. Production and selling expenses rose 6% to $8,432,716 for the calendar year 1993 primarily due to the expenses incurred in harvesting the additional fruit. Also contributing to the rise in production and selling expenses was a reduction in handling credits, processing cost reimbursements, on a 75% decline in outside growers fruit processed.

RESORT OPERATIONS

     Resort operations for the years ended December 31, 1993 and 1992 have been restated as Loss From Discontinued Resort Operations, Net of Tax.

   The net loss from resort operations for 1993 represents a 47% increase over 1992's loss. A $4 decline in average room rate, on stable occupancy, contributed to the negative results as room revenues fell 6% for the year. Overall resort revenues totaled $7,185,987, 12% behind 1992 total revenues of $8,141,009. Also contributing to the revenue downturn was the closing of the Red, Hot & Blue restaurant facility in April 1993 and lower revenues from golf and tennis membership dues offset somewhat by food and beverage activity. Costs and expenses from resort operations fell 6% primarily due to the closing of Red, Hot & Blue. An offset to reduced costs and expenses associated with this closing were increased costs of food and beverage sales resulting primarily from volume gains in dinner service.

REAL ESTATE OPERATIONS

   For the year ended December 31, 1993 profits from real estate operations declined 35% from the prior year. Results from both commercial and residential activities contributed to the downturn. Profits from commercial property sales dropped 16% on the sale of 148 acres in 1993 compared to 1992's sale of 198 acres. The dwindling lot inventory and competitive market led to a $700,000 downturn in profitability from residential operations. House and lot closings for 1993 amounted to 68 units compared to 129 units one year earlier.

   Results from income properties improved 26% for 1993 on declining revenues and expenses. The sale of several properties in the fourth quarter of 1992 and in the first half of 1993 resulted in the lower revenue and expenses. Forestry profit declined 24% compared with 1992, the direct result of an 11% fall in revenues from harvesting. Oil royalties and mineral lease income were substantially in line with prior year results, as no new significant leases were recorded.

GENERAL, CORPORATE AND OTHER

   General, corporate and other includes profit on sales of undeveloped real estate, interest and other income, and general and administrative expenses. Profit from the sale of undeveloped real estate in 1993 reflects the sale of 15 acres and the releases of surface entry rights on 3,837 acres. This profit gain represents a 32% increase compared to 1992 when 16 acres were sold. A 61% decline was posted from interest and other income in 1993 despite profits of $400,000 recognized on the sale of three income properties. During 1992 interest and other income included $1,300,000 from the sale of three office buildings and two service stations. General and administrative expenses for 1993's calendar year rose 13% over the prior year due to higher post retirement benefit costs and increased interest expense on higher outstanding balances.

   Net operating losses generated in prior years were used to offset the income tax provision for 1992 amounting to $1,491,909. In 1993 the Company adopted Financial Accounting Standards No. 109 resulting in a $329,442 addition to net income from the cumulative effect of a change in accounting principle.

                               FINANCIAL POSITION

     The 1994 profit of $6,354,790, equivalent to $1.01 per share, represents a significant upturn in profitability compared to the $786,142 profit, equivalent to $.13 per share, recorded for the calendar year 1993. Also contributing to the Company's financial stability was the sale of the resort complex, which had been unprofitable in recent years, as the funds generated from the sale were used to reduce outstanding debt and related interest expense. Cash flow during 1994 was a negative $1,503,895 after the payment of dividends totaling $2,191,445, equivalent to $.35 per share, and debt reduction of $10,000,938. Cash flow of $2,661,870 from operating activities was generated during 1994. Investing activities provided positive cash flow of $8,026,618 including $6,670,950 generated from the sale and operation of the resort and $3,012,604 created from the sale of property and equipment. Funds generated from sale of property and equipment include the sale of 225 acres of citrus groves and lakefront property and the water and sewer system at the Tomoka Heights residential development. Offsetting these cash contributions from investing activities was $1,385,731 cash expended for the acquisition of property, plant and equipment. The use of these funds centered on citrus grove development costs and shopping center expansion. Funds generated from operations and available financing sources will provide the cash needed to fund 1995 capital expenditures projected at $3,200,000. Funds totaling $2,100,000 are scheduled to be spent on the Ladies Professional Golf Association mixed-use development during 1995, with an additional $500,000 to be expended to upgrade citrus facilities and equipment.

     Although fruit harvested during the 1994 calendar year was down from prior years, the citrus groves, which total approximately 4,200 acres, are in excellent condition. The first groves planted during the 1988-1992 expansion and renovation project have begun to reach maturity. As these groves mature their fruit production will escalate. This leads to an overall positive and profitable outlook for citrus operations in the coming years. The grove acreage sold during 1994 accounted for only a small portion of overall fruit production and will have little impact on future years' results. Overall pricing has been stable even though the current Florida round orange crop estimate, 203 million boxes, is one of the largest on record. Brazil has experienced a drought which may have had a negative effect on not only this season's crop but also on next season's bloom. The extent of the damage is unknown at this time, but it may have a positive effect on pricing, in particular processed fruit pricing.

     During 1994, the first sale in the LPGA mixed-use development was completed with the closing of 60 acres of residential land located in the northern section of the property. Sales of homes are anticipated to begin by spring 1995. The Interstate 95 interchange at LPGA Boulevard, which will serve as a gateway to the project, is progressing, with a targeted completion date of late summer 1995. The construction of the LPGA Championship signature golf course was completed in 1994 with a grand opening in July. The course has been very well received by the public and named one of the top new public courses by a well-known golf magazine. The second golf course within the project is in the design and permitting stage and is scheduled to begin construction in early 1996. With the development activity taking place, sales activity remains strong within the project and on surrounding Company owned lands. Commercial contract backlog totals $4.0 million. Continued strong profits from real estate operations is projected for 1995.

     The Company achieved great progress in attaining its overall goals in 1994. The value of Company owned lands continues to be enhanced through development efforts, in particular at the LPGA project. The debt of the Company is being reduced with funds from operating activities and the sale of assets not in the long-term plans of the Company, such as the sale of the resort. The Company intends to keep this course of action in the coming years and looks forward to positive results.

                       Common Stock Prices and Dividends

     Effective September 1, 1992, the Company's common stock began trading on the American Stock Exchange (AMEX) under the symbol CTO. The Company has paid dividends annually on a continuous basis since 1976, the year in which its initial dividends were paid. The following table summarizes aggregate annual dividends paid (on a semi-annual basis) over the five years ended December 31, 1994.

                      1990                20(cent)
                      1991                20(cent)
                      1992                20(cent)
                      1993                30(cent)
                      1994                35(cent)

     These per share amounts have been adjusted for the 100% Stock Dividend distributed on August 17, 1992 to shareholders of record on July 15, 1992.

     Indicated below are high and low sales prices for the quarters of the last two fiscal years. All quotations represent actual transactions.

--------------------------------------------------------------------------------------------------------------------------------
                                                                       1994                                   1993
--------------------------------------------------------------------------------------------------------------------------------
                                                                High           Low                      High         Low
--------------------------------------------------------------------------------------------------------------------------------
                                                                  $             $                         $           $
First Quarter                                                15-5/8          14                        14          12-1/8
Second Quarter                                               14-5/8          13                        15          12-3/4
Third Quarter                                                13-1/2          12-1/4                    16-5/8      13-1/2
Fourth Quarter                                               13-3/4          11-7/8                    15-1/2      13-3/4
--------------------------------------------------------------------------------------------------------------------------------


Approximate number of shareholders of record as of December 31, 1994
(without regard to shares held in nominee or street name):
                                                                             325

[LOGO] This report was printed on recycled paper. We encourage recycling and use of recycled products.